UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)

Mueller Industries, Inc.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of class of securities)
624756102
(CUSIP number)
Joseph A. Orlando
Vice President and Chief Financial Officer
Leucadia National Corporation
315 Park Avenue South
New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
September 23, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 624756102	13D	Page 2

1	NAME OF REPORTING PERSON:		Leucadia National Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	-0-
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		-0-%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 624756102	13D	Page 3

1	NAME OF REPORTING PERSON:		Phlcorp Holding LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	-0-
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		-0-%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 624756102	13D	Page 4

1	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	-0-
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		-0-%
14	TYPE OF REPORTING PERSON:		CO

CUSIP No. 624756102	13D	Page 5

1	NAME OF REPORTING PERSON:		BEI Arch Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	-0-
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		-0-%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 624756102	13D	Page 6

1	NAME OF REPORTING PERSON:		BEI-Longhorn, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS:		N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	-0-
	8	SHARED VOTING POWER:	-0-
	9	SOLE DISPOSITIVE POWER:	-0-
	10	SHARED DISPOSITIVE POWER:	-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		-0-%
14	TYPE OF REPORTING PERSON:		OO

This Amendment No. 11 (this “Amendment”) amends the Statement on Schedule 13D originally filed on July 15, 2011 (the “Original Schedule”) by the Reporting Persons, which Original Schedule was subsequently amended (the Original Schedule as amended is referred to as the “Schedule 13D”) and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Mueller Industries, Inc., a Delaware corporation (the “Company”).  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 4.     PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by reference to Item 5 of this Amendment, which is incorporated herein by reference.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

(c) and (e)  Pursuant to a Share Repurchase Agreement among Leucadia, BEI Longhorn and the Company dated September 23, 2012, on September 24, 2012, the Reporting Persons sold all of the 10,422,859 shares of Common Stock that the Reporting Persons beneficially owned to the Company (the “Sale”) in a negotiated private transaction for a per share sale price of $41.00.  After giving effect to the Sale, none of the Reporting Persons beneficially owns any shares of Common Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Share Repurchase Agreement dated September 23, 2012 between Leucadia National Corporation, BEI-Longhorn, LLC and Mueller Industries, Inc.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2012

LEUCADIA NATIONAL CORPORATION

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President and Chief Financial Officer

PHLCORP HOLDING LLC

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BEI ARCH HOLDINGS, LLC
By:	Baldwin Enterprises, Inc.
Its Sole Member

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

BEI-LONGHORN, LLC
By:	BEI Arch Holdings, LLC
Its Sole Member

By:	Baldwin Enterprises, Inc.
Its Sole Member

By:	/s/ Joseph A. Orlando
Name:	Joseph A. Orlando
Title:	Vice President

8

EXHIBIT INDEX

Exhibit No.
1	Share Repurchase Agreement dated September 23, 2012 between Leucadia National Corporation, BEI-Longhorn, LLC and Mueller Industries, Inc.